Exclusive Purchase Agreement

As of 1/26/2022

This exclusive purchase agreement (the “Purchase Agreement”) is made between VV Markets, LLC (“Purchaser” or “us”) and Liv-ex Limited. (“Broker” or “you”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”).

Key Deal Points

-You will broker the Asset(s) for purchase by the Purchaser, and you have honestly and accurately represented the Asset(s) to the best of your knowledge and ability.

-We have agreed with you to a purchase price and form of consideration to be paid for each Asset, as outlined below.

-For a period of thirty (30) days from the trade settlement date (the “Period”), you grant us the exclusive right to purchase the Asset(s).

Your Rights and Obligations

-You have the ability to supply the Assets listed in the Asset Table.

-Upon trade settlement, you will store, maintain, and insure the Asset(s) as part of your inventory and consistent with the manner in which they were stored, maintained, and insured prior to the date of this Purchase Agreement.

-You will provide us with reasonable access to the Asset(s) for the creation of marketing materials.  Marketing materials remain our property.

-You will not advertise the allocated cases or bottles of the Collection online, in print, on social media, or with a third-party dealer or listing service without our prior written agreement. If the Asset(s) is already listed or advertised for sale Advisor will remove such listing or advertisement in its entirety, including any residual mention of item being "for sale”.

-Upon the completion of the offering, you will continue to store, maintain, and insure the assets, in exchange for the payment of storage fees

The Results:

-Upon the successful completion of the relevant offering through the Vint platform, you will receive payment of the Consideration for the associated Asset, as outlined below, and we will assume title in, and take possession of, the Asset(s), unless otherwise mutually agreed by you and us.

Other:

-This Purchase Agreement may be modified or amended only with the prior written consent of both Purchaser and Broker.

Asset Table

White Burgundy Collection
Wine	Vintage	Quantity	Bottle Size (ml)
Hospices de Beaune (Comte Liger Belair), Echezeaux Grand Cru, Cuvee Jean-Luc Bissey	2015	12	750
Domaine Francois Raveneau, Chablis Premier Cru, Montmains	2017	6	750
Pierre Morey, Meursault Premier Cru, Genevrieres	2016	24	750
Vincent Dauvissat, Chablis Premier Cru, Montee de Tonnerre	2015	12	750
Olivier Leflaive, Montrachet Grand Cru, Recolte Domaine	2018	6	750
Exceptionnelle Vendanges des Sept Domaines, Montrachet Grand Cru	2016	1	750
Domaine des Comtes Lafon, Montrachet Grand Cru	2010	1	750
Domaine Comte Georges de Vogue, Musigny Grand Cru, Blanc	2017	6	750
Domaine des Comtes Lafon, Montrachet Grand Cru	2009	1	750
Domaine Roulot, Meursault, Les Luchets	2005	12	750
Domaine de la Romanee-Conti, Montrachet Grand Cru	2018	1	750
Domaine Bonneau du Martray, Corton-Charlemagne Grand Cru	2010	12	750
Domaine Leflaive, Batard-Montrachet Grand Cru	1997	3	750
Domaine des Comtes Lafon, Meursault Premier Cru, Charmes	2009	12	750

Description:	White Burgundy Collection
Total Acquisition Cost:	$122,251
Consideration: Cash (%) Equity (%) Total	$122,251 (100%) (0%) $122,251
Other Terms:	Liv-Ex 30 day payment terms following settlement

Acknowledged and Agreed:

/s/Nicholas King	/s/Robbie Stevens

VV Markets	Broker
Name: Nicholas King	Name: Robbie Stevens
Title: Chief Executive Officer	Title: Territory Manager